Exhibit 1.02

Inphi Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This is the Conflict Minerals Report of Inphi Corporation (“Inphi” or “we”) for the year ended December 31, 2013 in accordance with the requirements of Rule 13p-1 (17 CFR 240.13p-1) of the Securities Exchange Act of 1934, as amended. The rule was adopted by the Securities and Exchange Commission (SEC) to implement the reporting requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years. This report and Form SD can be found on the Inphi Corporation website www.inphi.com. Terms not otherwise defined herein shall have the meanings ascribed to them under Form SD, the Rule and Release No. 34-67716.

1.	Company overview

Inphi is a leading provider of high-speed, mixed signal semiconductor solutions for the communications and computing markets. We design and manufacture integrated circuits for optical interconnects, network communications and memory registering and buffering. We are a fabless semiconductor provider. The manufacturing of most of our products is performed by several outside semiconductor foundries and electronics assembly subcontractors. Certain low volume products are assembled at Inphi location. Therefore, Inphi does not directly purchase certain materials for production. We relied upon our foundries and subcontractors to gather and provide information on the materials used.

2.	Conflict Minerals Policy

Inphi is working with suppliers to identify the sources of all tin, tantalum, tungsten, and gold (3TG) metals used in our products. If any of these metals originate from the DRC or neighboring countries then further investigation is required. Inphi uses the tools provided by the Conflict Free Smelter Program (CFSP) to gather information from the suppliers. The information gathered includes the name and location of smelters or refiners used to produce the metals, and the location of the mines where the minerals originate. Our goal is to minimize the use of 3TG metals from non-conflict fee sources.

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in our products, which inquiry was designed to determine (a) whether any of the Conflict Minerals contained in our products originated in the Covered Countries and (b) whether any of the Conflict Minerals are from recycled or scrap sources. We also exercised due diligence on the chain of custody and source of the Conflict Minerals.

3.	Identification of Conflict Minerals

The first step of the conflict mineral investigation was to determine the 3TG usage in our products. We reviewed the bill of materials and material composition of all the products we sell to determine which materials contain the 3TG metals. All of our semiconductor products contain one or more of the 3TG metals, tin, tantalum, tungsten, or gold in varying quantities which are necessary for their functionality. We also reviewed the purchase orders during calendar year 2013 to determine our direct suppliers of the materials. From this we developed a list of subcontractors / suppliers for survey distribution.

4.	Reasonable Country of Origin Inquiry (RCOI)

Once the list of suppliers was identified, we began the process of surveying the supply chain using the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) CFSP Reporting Template. This template is used universally throughout the electronics industry and requests information, including details of the smelters/refiners where the materials were processed and the location of mines where the minerals originated. We inquired from all suppliers of all the products we sold in 2013 with 3TG materials. If suppliers sent incomplete information, or did not respond, we followed up with further requests. Based on the responses from the suppliers, we were not able to conclusively determine the complete geographic origin of all 3TG materials used in our products. In addition, some of the 3TG materials were sourced from recycled/scrap metal. Therefore, we proceeded to perform due diligence.

5.	Due Diligence

Inphi’s conflict minerals efforts are based on the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, second edition. Our goal is to establish a low risk supply chain for 3TG metals.

Management Systems

Inphi adopted a conflict mineral policy and developed a cross functional team including upper management to guide our efforts. Suppliers are informed of our conflict mineral efforts and are expected to investigate their supply chains for conflict minerals information and inform us of the results. We are actively engaged with our suppliers to refine the information and work toward a conflict-free supply chain.

Assess Risk in Supply Chain

As a provider of integrated circuits, we have no direct relationship with 3TG suppliers. Thus, we rely upon information provided by our direct suppliers. Careful review of this information reveals some inaccuracies and inconsistencies. Follow up questions and repeated inquiries help to refine the responses, but there still remains a risk that the final information is incomplete or inaccurate. Some suppliers are still unable to gather complete information from their sub-tier suppliers, some of whom still consider this information as proprietary.

Strategy Implementation

We continue to engage with our direct suppliers and subcontractors to gather up-to-date conflict mineral information using the CFSP template. We are requesting our supply chain to procure materials from known conflict-free sources. Where a supplier is not identified as conflict-free, we request that they actively proceed to become certified. Where this is not possible, we request our direct suppliers to find alternate sources which are determined to be conflict-free.

Third Party Audits

Because Inphi does not have direct relationships with the 3TG material suppliers, we have to rely upon third parties to perform audits and certify smelters/refiners as conflict-free. The CFSP coordinates audits of 3TG smelters/refiners and publishes lists of those that are found to be conflict-free, following OECD guidelines. The CFSP also publishes names of smelters/refiners that are in the process of becoming certified conflict-free, but have not completed the process. Inphi uses these published lists to determine if the smelters/refiners supplying 3TG materials for our products are conflict-free. If the sources of all 3TG materials for a product have been identified as conflict-free, then the product is considered as conflict-free.

Reporting and Results

Responses from our suppliers using the CFSP reporting template have been reviewed, combined and summarized for each product group.

All of the responders provided both a declaration and a list of smelter/refiner names. Most provided complete lists of smelters representing 100% of the 3TG material they consumed. However, some suppliers provided incomplete lists of smelters/refiners due to the inability to obtain this information from all their sub-tier suppliers. A couple of these material suppliers stated that this information was proprietary and could not be provided completely. We continue to work with these suppliers to improve their responses.

The majority of suppliers declared that none of the 3TG metals came from the DRC or neighboring countries. Certain suppliers declared that it is unknown/uncertain if any 3TG material came from the DRC because, either not all the smelters are identified, or because not all of the smelters have been audited by an independent party to verify their declaration.

The responses from all suppliers were combined and a list of unique smelter/refiner names was created. Inphi used the CFSP compliance lists to determine if the minerals are coming from conflict areas. Some of the smelters/refiners on our list have been verified as conflict-free compliant by CFSP. However, for many of the smelters/refiners, we do not have sufficient information from our suppliers to determine their source.

6.	Conclusion

All Inphi integrated circuit products we sold during the year ended December 31, 2013 were included in the survey and analysis. Because some of the information provided by our suppliers is incomplete and not all smelters have been verified by CFSP as conflict-free, we are unable to determine if our products are totally conflict-free. We also do not have any information indicating that 3TG materials used by Inphi came from the conflict area and benefitted armed groups.

Inphi is continuing to improve the due diligence process and relationships with suppliers to better evaluate our supply chain for conflict-free compliance.

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